UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from ________ to _________
Commission File Number 1-35509

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
TD AMERITRADE HOLDING CORPORATION ASSOCIATES
401(k) PROFIT SHARING PLAN AND TRUST

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TD AMERITRADE HOLDING CORPORATION
200 SOUTH 108th AVENUE
OMAHA, NEBRASKA 68154

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors of
TD Ameritrade Holding Corporation

We have audited the accompanying statements of net assets available for benefits of TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chicago, Illinois
May 30, 2014

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Cash	$407,198	$607,417
Investments, at fair value (Notes 3, 4 and 5)	630,469,650	473,800,280
Receivables:
Employer contributions	16,784,458	15,577,725
Notes receivable from participants	15,122,231	13,297,236
Mutual fund administrative income due from parties-in-interest	162,611	—
Due from brokers	1,286,872	1,333,684
Total receivables	33,356,172	30,208,645
Total assets	664,233,020	504,616,342
Liabilities
Due to brokers	1,618,521	797,695
Accrued administrative expenses (Note 5)	187,506	151,505
Total liabilities	1,806,027	949,200
Net assets available for benefits	$662,426,993	$503,667,142

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,
	2013	2012
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$126,114,300	$44,206,467
Dividend income	7,882,835	7,680,290
Mutual fund administrative income (Note 5)	664,338	567,705
Interest income	48,441	39,978
Net investment income	134,709,914	52,494,440
Interest income on notes receivable from participants	578,358	516,132
Contributions:
Employer	28,438,495	26,676,704
Participants	39,663,682	35,974,957
Total contributions	68,102,177	62,651,661
Total additions	203,390,449	115,662,233
Deductions from net assets attributed to:
Distributions to plan participants	43,836,318	33,656,729
Administrative expenses (Notes 2 and 5)	794,280	924,577
Total deductions	44,630,598	34,581,306
Net increase	158,759,851	81,080,927
Net assets available for benefits:
Beginning of year	503,667,142	422,586,215
End of year	$662,426,993	$503,667,142

The accompanying notes are an integral part of the financial statements.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements
December 31, 2013 and 2012

1. Description of Plan
The following description of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust (the Plan) provides only general information about the Plan’s provisions. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan sponsor.
General – The Plan is a defined contribution profit sharing and 401(k) plan sponsored by TD Ameritrade Online Holdings Corp. (TDAOH), a wholly owned subsidiary of TD Ameritrade Holding Corporation (the Parent). The Parent is the plan administrator. The Plan covers employees of the Parent and its participating affiliated companies (collectively, the Company) who meet eligibility requirements. The Plan covers employees who are 21 years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions – Participants may contribute up to 75% of their compensation on a salary deferral basis, subject to limitations specified in the Internal Revenue Code (the Code). During an enrollment process, employees of the Company select their salary deferral percentage or they may elect not to participate in the Plan. Employees of the Company who do not complete the enrollment process with the Plan’s recordkeeper are subject to a default election in an amount equal to 3% of such employee’s compensation, and unless the employee affirmatively acts to increase or decrease the default election amount, it will automatically increase by 1% at the beginning of each subsequent Plan year up to a maximum of 6%. Participants direct the investment of all contributions into various investment alternatives offered by the Plan. In addition, participants may transfer balances between the various investment alternatives, including Company common stock and self-directed brokerage accounts. In the event a participant does not direct the investment of their account, the trustee has been directed by the Plan to invest the participant’s contributions into the lifecycle fund that best approximates when the participant would reach age 65.
The Company contributes to the Plan as a matching contribution 50% of the participant’s contributions to the Plan that do not exceed 6% of the participant’s compensation. The Company may also make discretionary contributions to the Plan. The Company’s contributions are invested in the same manner as that of the participant’s elective contributions.
Participant Accounts – Individual accounts are maintained for each participant. Each participant account is credited with the participant contributions, the Company matching contribution, the Company discretionary contribution (if any), an allocation of forfeitures (if applicable) and an allocation of the Plan’s earnings or losses, and charged with an allocation of administrative expenses, provided however, that forfeitures are first used to pay administrative expenses and any excess expenses are then charged to participant accounts. Plan earnings or losses are allocated based on

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

the participant’s share of net earnings or losses of their respective elected investment alternatives. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting – Company contributions and earnings or losses thereon vest 20% after the first year of continuous service and vest an additional 20% each year, with 100% vesting occurring for all participants after five years of service. Participants become fully vested upon the participant’s normal retirement date, death or disability, provided that the participant is employed by the Company at such time. Participants immediately vest in their contributions plus actual earnings or losses thereon.
Participant Loans – Participants may borrow from their Plan accounts up to the lesser of 50% of their vested account balance or $50,000 and may only have two loans outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%, determined as of the date of the loan. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years except for loans used to acquire a principal residence, for which the repayment period may exceed five years.
Payment of Benefits – On termination of service, a participant may elect to receive a lump-sum payment or installment payments, or to roll over their distribution to an individual retirement account or other eligible plan. Distributions are made in the form of cash or in-kind, at the election of the participant.
Forfeited Accounts – Participants who terminate service forfeit the non-vested portion of their account balance, if any. Forfeitures are first used to reinstate prior forfeitures for former employees who return to employment with the Company, then to pay the Plan’s administrative expenses and lastly to be allocated to participants. As of December 31, 2013 and 2012, unallocated forfeited non-vested accounts included in investments on the Statements of Net Assets Available for Benefits totaled $2,775,077 and $2,451,794, respectively. Forfeitures used to reinstate prior forfeitures for former employees who returned to employment with the Company were $27,060 during 2013. There were no forfeitures used for reinstatements during 2012. Forfeitures used to pay administrative expenses were $674,041 and $720,568 during 2013 and 2012, respectively. Forfeitures allocated to participants’ accounts subsequent to the Plan year end were $881,675 and $550,405 for the years ended December 31, 2013 and 2012, respectively.
Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and market risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.
Notes Receivable from Participants – Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Income Recognition – Security transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date. Interest income and mutual fund administrative income are recorded on the accrual basis. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses. See Note 4 for a discussion of fair value measurements.
Administrative Expenses – The Company pays certain administrative expenses for the Plan. Only expenses incurred by the Plan are reflected in the Plan’s financial statements.
Payment of Benefits – Benefits are recorded when paid.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

3. Investments
The following table presents individual investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2013	2012
Investments at fair value as determined by quoted market price or quoted net asset value:
TD Ameritrade Holding Corporation common stock	$98,745,458	$57,812,819
Vanguard Institutional Index Fund	60,474,008	44,217,315
T. Rowe Price Mid Cap Growth Fund	57,217,110	42,160,086
Vanguard Reserve Prime Money Market Institutional Fund	39,315,375	36,992,144
T. Rowe Price Small Cap Value Fund	33,526,847	25,411,507
PRIMECAP Odyssey Stock Fund	33,173,758	*
Lazard Emerging Markets Equity Institutional	*	25,835,571

* Investment represented less than 5% of Plan assets as of the dates indicated.
During 2013 and 2012, the Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value as follows:

	Year Ended December 31,
	2013	2012
Net change in fair value:
TD Ameritrade Holding Corporation common stock	$45,603,390	$4,263,302
The Toronto-Dominion Bank common stock	1,044,239	1,002,333
Mutual funds	48,683,702	33,305,033
Active trusts	23,367,520	3,955,424
Self-directed brokerage accounts - primarily equity securities and mutual funds	7,415,449	1,680,375
Net change in fair value of investments	$126,114,300	$44,206,467

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

4. Fair Value Disclosures
Fair Value Measurement — Definition and Hierarchy

Accounting Standards Codification (ASC) 820-10, Fair Value Measurement, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

•
Level 1— Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds and equity securities.

•
Level 2— Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes active trusts, most debt securities and other interest-sensitive financial instruments.

•
Level 3 — Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability. The Plan had no Level 3 investments during 2013 or 2012.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

The following tables present the Plan’s fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	As of December 31, 2013
	Level 1	Level 2	Level 3	Fair Value

Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$98,745,458	$—	$—	$98,745,458
The Toronto-Dominion Bank common stock	10,091,900	—	—	10,091,900
Active trusts
Lifecycle	—	125,784,339	—	125,784,339
Income	—	2,093,936	—	2,093,936
Mutual Funds
Large cap blend	94,661,252	—	—	94,661,252
Money market	59,708,161	—	—	59,708,161
Medium cap growth	57,347,680	—	—	57,347,680
Foreign large cap blend	47,172,715	—	—	47,172,715
Small cap blend	42,216,298	—	—	42,216,298
Fixed income	29,185,043	—	—	29,185,043
Medium cap blend	7,742,768	—	—	7,742,768
Foreign large cap growth	2,670,827	—	—	2,670,827
Lifecycle	172,936	—	—	172,936
Other	2,552,997	17,782	—	2,570,779
Equity securities	49,174,856	—	—	49,174,856
Corporate debt securities	—	643,866	—	643,866
Municipal debt securities	—	134,103	—	134,103
U.S. government debt securities	—	51,879	—	51,879
Other debt securities	—	300,854	—	300,854
Total assets at fair value	$501,442,891	$129,026,759	$—	$630,469,650

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

	As of December 31, 2012
	Level 1	Level 2	Level 3	Fair Value

Assets
Investments, at fair value:
TD Ameritrade Holding Corporation common stock	$57,812,819	$—	$—	$57,812,819
The Toronto-Dominion Bank common stock	9,050,060	—	—	9,050,060
Active trusts
Lifecycle	—	88,831,127	—	88,831,127
Income	—	1,461,110	—	1,461,110
Mutual Funds
Money market	55,158,420	—	—	55,158,420
Foreign large cap blend	45,044,052	—	—	45,044,052
Large cap blend	44,534,695	—	—	44,534,695
Medium cap growth	42,312,691	—	—	42,312,691
Fixed income	32,367,633	—	—	32,367,633
Small cap blend	29,384,592	—	—	29,384,592
Large cap growth	24,461,113	—	—	24,461,113
Medium cap blend	3,559,781	—	—	3,559,781
Lifecycle	95,042	—	—	95,042
Other	2,869,950	18,002	—	2,887,952
Equity securities	36,069,059	—	—	36,069,059
Corporate debt securities	—	307,686	—	307,686
Municipal debt securities	—	173,034	—	173,034
U.S. government debt securities	—	45,262	—	45,262
Other debt securities	—	244,152	—	244,152
Total assets at fair value	$382,719,907	$91,080,373	$—	$473,800,280

Valuation Techniques

In general, and where applicable, the Plan uses quoted prices in active markets for identical assets to determine fair value. This pricing methodology applies to the Plan’s Level 1 assets. If quoted prices in active markets for identical assets are not available to determine fair value, then the Plan uses quoted prices for similar assets or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Plan’s Level 2 assets.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

Level 1 Measurements:

•	Equity securities, including TD Ameritrade Holding Corporation and The Toronto-Dominion Bank Common Stock – Fair value is determined by quoted market prices.

•	Mutual Funds – Fair value is determined by quoted net asset value (NAV).
Level 2 Measurements:

•
Active Trusts – The trusts invest in a broad range of underlying common trust funds that include stocks, bonds and short-term investments. The trusts seek to emphasize potential capital appreciation during the early phases of retirement asset accumulation, balance the need for appreciation with the need for income as retirement approaches, and focus more on income and principal stability during retirement. Fair value of each trust is determined by the NAV provided by the trustee based on the underlying investments. Generally, fair values of the underlying investments are determined by the trustee based on prices at which securities have actually traded, or evaluations based on pricing services or other observable inputs.

Under the trusts’ governing documents, the trustee may require 90 days’ prior written notice before units can be redeemed or withdrawn. However, the trusts’ current policy, which is subject to change, requires one day’s advance written notice when redemptions are requested by plan participants and 30 days’ advance written notice when a retirement plan is withdrawing, in whole or in part, from a trust. There were no unfunded commitments related to the active trusts as of December 31, 2013 and 2012.

•
Debt Securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. The Plan validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Plan has not adjusted prices obtained from the independent pricing vendor for any periods presented in the financial statements because no significant pricing differences have been observed.

The Plan had no liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012. There were no transfers between any levels of the fair value hierarchy during the years ended December 31, 2013 and 2012.

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

5. Parties-in-Interest
Orchard Trust Company, LLC is the non-discretionary trustee as defined by the Plan. The Plan incurred administrative and recordkeeping expenses of $666,371 and $789,751 to Great-West Retirement Services (GWRS), the Plan recordkeeper, in 2013 and 2012, respectively. As of December 31, 2013 and 2012, the statements of net assets available for benefits included accrued administrative expenses of $157,779 and $151,505 to GWRS, respectively. The Plan recognized mutual fund administrative income of $225,972 and $198,655 from GWRS in 2013 and 2012, respectively. Orchard Trust Company, LLC and GWRS are wholly-owned subsidiaries of Great-West Life and Annuity Insurance Company. These transactions qualify as party-in-interest transactions.
The Plan holds shares of common stock of both the Parent and The Toronto-Dominion Bank. TDAOH is a wholly-owned subsidiary of the Parent. As of December 31, 2013, The Toronto-Dominion Bank owned approximately 41% of the Parent’s common stock. TD Ameritrade, Inc., a wholly-owned subsidiary of the Parent, acts as the broker for the Plan’s self-directed brokerage accounts. The Plan recognized mutual fund administrative income of $438,366 and $369,050 from TD Ameritrade, Inc. in 2013 and 2012, respectively.
At December 31, 2013, the Plan held 3,222,763 shares of Parent common stock with a cost basis of $49,310,882 and 107,087 shares of The Toronto-Dominion Bank common stock with a cost basis of $3,600,451. At December 31, 2013, self-directed brokerage accounts included $18,067,493 of investments in money market mutual funds with affiliates of The Toronto-Dominion Bank.
The Plan received dividends on the Parent and The Toronto-Dominion Bank common stock as follows, which were reinvested in the respective stock:

	Years Ended December 31,
	2013	2012
Dividends on common stock:
Parent	$2,871,838	$2,568,548
The Toronto-Dominion Bank	339,548	308,674
	$3,211,386	$2,877,222
6. Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS), dated April 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust

Notes to Financial Statements (continued)

and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.
During 2011, the Company identified operational errors relating to the Plan including: (1) the improper exclusion of 141 employees who satisfied the Plan’s eligibility requirements; (2) the improper inclusion of a few employees who did not satisfy the Plan’s eligibility requirements; (3) Plan language that did not reflect the actual operation of the Plan; and (4) various issues related to Plan documents. The Company consulted with its legal counsel and on behalf of the Company, its legal counsel filed a Voluntary Correction Program (VCP) submission pursuant to Revenue Procedure 2008-50 with the IRS on December 20, 2011 and the Company took corrective actions to prevent recurrence of the findings associated with the administration of the Plan identified above. The Company expects the IRS will accept the Company’s VCP submission and that these corrective actions will not affect the Plan’s qualified status.

On December 20, 2011, the Plan also requested an updated determination letter from the IRS on Form 5300, Application for Determination for Employee Benefit Plan. As of the date of this report, the updated determination letter request is pending.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the taxing authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Supplemental Schedule

TD Ameritrade Holding Corporation
Associates 401(k) Profit Sharing Plan and Trust
Employer Identification Number 82-0543156, Plan No. 001
Supplemental Schedule
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year)

December 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value

TD Ameritrade Holding Corporation(1)	Common stock, 3,222,763 shares	$98,745,458
TD Ameritrade, Inc. (as broker)(1)(2)	Self-directed brokerage accounts (comprised of various self-directed investments)	75,659,499
The Toronto-Dominion Bank(1)	Common stock, 105,574 shares	9,949,286
AllianceBernstein	AllianceBernstein Global Bond Fund Class I, 414,173 shares	3,408,640
Dimensional Fund Advisors	DFA Emerging Markets Core Equity Fund, 213,021 shares	4,145,382
Gabelli Funds, LLC	Gabelli U.S. Treasury Money Market Fund, 2,325,293 shares	2,325,293
JPMorgan	JPMorgan Short Duration Bond R6, 38,181 shares	415,789
The Lazard Funds, Inc.	Lazard Emerging Markets Equity Institutional, 1,262,891 shares	23,578,184
Massachusetts Financial Services Company	MFS Institutional International Equity, 110,474 shares	2,477,925
Pacific Investment Management Co.	PIMCO Total Return Institutional Fund, 1,626,565 shares	17,387,978
PRIMECAP Management Company	PRIMECAP Odyssey Stock Fund, 1,567,758 shares	33,173,758
T. Rowe Price	T. Rowe Price Mid Cap Growth Fund, 786,165 shares	57,217,110
T. Rowe Price	T. Rowe Price Retirement 2005 Active Trust, 9,685 shares	116,612
T. Rowe Price	T. Rowe Price Retirement 2010 Active Trust, 61,882 shares	764,866
T. Rowe Price	T. Rowe Price Retirement 2015 Active Trust, 316,719 shares	4,073,006
T. Rowe Price	T. Rowe Price Retirement 2020 Active Trust, 594,897 shares	7,906,182
T. Rowe Price	T. Rowe Price Retirement 2025 Active Trust, 515,080 shares	7,056,594
T. Rowe Price	T. Rowe Price Retirement 2030 Active Trust, 1,439,162 shares	20,205,834
T. Rowe Price	T. Rowe Price Retirement 2035 Active Trust, 1,124,890 shares	16,097,182
T. Rowe Price	T. Rowe Price Retirement 2040 Active Trust, 2,289,405 shares	33,104,794
T. Rowe Price	T. Rowe Price Retirement 2045 Active Trust, 1,077,900 shares	15,575,653
T. Rowe Price	T. Rowe Price Retirement 2050 Active Trust, 1,022,764 shares	14,789,170
T. Rowe Price	T. Rowe Price Retirement 2055 Active Trust, 422,345 shares	6,094,446
T. Rowe Price	T. Rowe Price Retirement Income Active Trust, 176,853 shares	2,093,936
T. Rowe Price	T. Rowe Price Small Cap Value Fund, 665,611 shares	33,526,847
The Vanguard Group, Inc.	Vanguard Institutional Index Fund, 357,242 shares	60,474,008
The Vanguard Group, Inc.	Vanguard Mid Cap Index Signal Fund, 168,856 shares	7,257,439
The Vanguard Group, Inc.	Vanguard Reserve Prime Money Market Institutional Fund, 39,315,375 shares	39,315,375
The Vanguard Group, Inc.	Vanguard Short Term Bond Index Signal Fund, 88,555 shares	928,945
The Vanguard Group, Inc.	Vanguard Small Cap Index Signal Fund, 176,000 shares	8,358,220
The Vanguard Group, Inc.	Vanguard Total Bond Market Index Institutional Fund, 504,330 shares	5,325,728
The Vanguard Group, Inc.	Vanguard Total International Stock Index Institutional Fund, 168,918 shares	18,920,511
Loans to Participants(1)	Maturing from January 2014 to December 2028, interest range: 4.25% to 10.5%	15,122,231
		$645,591,881
(1) Represents a party-in-interest.
(2) Self-directed brokerage accounts include $18,067,493 (18,067,493 shares) of investments in money market mutual funds with affiliates of The Toronto-Dominion Bank and $142,614 (1,513 shares) of investments in The Toronto-Dominion Bank common stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the TD Ameritrade Holding Corporation Associates 401(k) Profit Sharing Plan and Trust Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TD AMERITRADE HOLDING CORPORATION
ASSOCIATES 401(k) PROFIT SHARING PLAN AND TRUST

Date: June 5, 2014	By: /s/ WILLIAM J. GERBER
William J. Gerber
TD Ameritrade Holding Corporation
Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP